

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05009755

4 July 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.


SEC MAIL PROCESSING
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SECTION



Cue Energy Resources Limited

A.B.N. 45 066 383 97

DRAFT RELEASE

Top 20 Shareholders

The company wishes to advise that post the completion of the one new share for every five existing shares pro-rata Entitlement Offer, the list of the new top 20 shareholders is as attached.

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7318 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

4 July 2005


SEC MAIL PROCESSING
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192
SECTION

CUE ENERGY RESOURCES LIMITED
ABN 45066383971

Computershare

Top Holders Daily
as at 01 Jul 2005

Top 20 holders of ORDINARY FULLY PAID SHARES

ORD / ORDINARY FULLY PAID SHARES

Rank	Name	Units	% of Issued Capital
1	TODD PETROLEUM MINING COMPANY LIMITED PO BOX 3141 WELLINGTON NEW ZEALAND	38,755,517	7.40
2	OCTANEX NL LEVEL 25 500 COLLINS STREET MELBOURNE VIC	25,220,000	4.82
3	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	21,828,036	4.17
4	TODD TASMAN OIL LTD PO BOX 3141 WELLINGTON NEW ZEALAND	18,000,000	3.44
5	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	11,543,454	2.20
6	OCTANEX NL <OPERATIONS NOMINEES A/C> LEVEL 25 500 COLLINS STREET MELBOURNE VIC	11,160,140	2.13
7	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	11,152,454	2.13
8	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	10,541,487	2.01
9	PORTFOLIO SECURITIES PTY LTD PO BOX 974 MENDS STREET SOUTH PERTH WA	10,000,000	1.91
10	GK GOH STOCKBROKERS PTE LTD <CLIENT A/C> 50 RAFFLES PLACE #33-00 SINGAPORE LAND TOWER SINGAPORE 048623 SINGAPORE	4,456,000	0.85
11	JOGIB INVESTMENTS PTY LTD 758 OLD CLEVELAND ROAD CAMP HILL QLD	4,000,000	0.76
12	HALF MIDDLETON INVESTMENTS PTY LTD <MIDDLETON FAMILY A/C> C/-ABN AMRO MORGANS MPS GPO BOX 582 BRISBANE QLD	3,890,000	0.74
13	BRC AUSTRALIA PTY LTD C/-STANLEY YEATES & ASSOCIATES GPO BOX 363 BRISBANE QLD	3,798,000	0.73
14	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	3,555,000	0.68
15	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECSA GPO BOX 5302 SYDNEY NSW	3,280,000	0.63
16	TRUST COMPANY OF AUSTRALIA LTD <ABONUS SA A/C> PO BOX 673 CARLTON SOUTH VIC	3,230,000	0.62
17	MR ERNEST GEOFFREY ALBERS LEVEL 25 500 COLLINS STREET MELBOURNE VIC	3,009,290	0.57
18	ASSET CUSTODIAN NOMINEES LIMITED PO BOX 5067 WELLINGTON NEW ZEALAND	2,307,739	0.44
19	MR ERNEST GEOFFREY ALBERS "GREAT MISSENDEN" GREAT MISSENDEN WAY TALLAROOK VIC	2,292,850	0.44
20	RBC GLOBAL SERVICES AUS NOM PTY LIMITED <BKCUST A/C> GPO BOX 5430 SYDNEY NSW	2,140,000	0.41
Total		194,159,967	37.08


SEC MAIL
PROCESSING
WASH. D.C.
192
SECTION

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	3 May 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Direct and indirect as per attached.
Date of change	17-21 June 2005 30 June 2005
No. of securities held prior to change	Attached
Class	Ordinary fully paid shares
Number acquired	1,271,726
Number disposed	1,007,143
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	34.5 cents each disposed 20 cents each acquired
No. of securities held after change	Attached


SEC MAIL
RECEIVED
PROCESSING

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade Participation in Entitlement Offer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....
Ernest Geoffrey Albers

Dated 4 July 2005

+ See chapter 19 for defined terms.


SEC MAIL
RECEIVED
PROCESSING
2005
SECTION

ATTACHED TO NOTICE DATED 1 JULY 2005

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS - FOR E.G. ALBERS

Summary of Beneficial Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Ernest Geoffrey Albers	5,952,140	-	5,952,140		Entitled
Sacrosanct Pty Ltd	357,143	-	357,143		Entitled
BB Nominees Pty Ltd	306,016	-	306,016		Entitled
TOTAL	6,615,299	-	6,615,299		

Summary of Other Relevant Interests	Before Change	Movement	After Change	Date of Change	Price
	No. of Shares		No. of Shares		
Octanex NL	25,220,000	-	25,220,000		
Octanex NL (a/c Octanex Operations Pty Ltd)	11,160,140	-	11,160,140		
Bass Strait Group Pty Ltd	-	(1,007,143)	-	17-21/6/05	34.5¢
	-	1,271,726	264,583	30/6/05	20¢
TOTAL	36,380,140	-	36,644,723		

TOTAL	42,995,439	264,583	43,260,022

cue\statement of beneficial & relevant interests

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	9 June 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	30 June 2005
No. of securities held prior to change	1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 188,933 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 28,057,758 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	13,697,759
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	13,697,759 @ AUD 20 cents each

+ See chapter 19 for defined terms.



No. of securities held after change	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 188,933 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 38,755,517 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 18,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Entitlement Offer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....
Richard Tweedie

Dated 4 July 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ken Hoolihan
Date of last notice	3 May 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 June 2005
No. of securities held prior to change	153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan 28,057,758 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited 15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	13,697,759
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	13,697,759@ AUD 20 cents each



+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 153,008 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 38,755,517 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 18,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Entitlement Offer.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

+ See chapter 19 for defined terms.

....
Ken Hoolihan

Dated 4 July 2005

+ See chapter 19 for defined terms.